Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Morgan Stanley Mortgage Securities Trust

SEC File No. 811-04917 and 033-10363

Q&A: Proposed Conversion to an Exchange-Traded Fund (“ETF”)
March 14, 2025

Morgan Stanley Mortgage Securities Trust (the “Acquired Fund”)

Q1: I understand that the Acquired Fund is seeking shareholder approval to convert to an ETF (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”). What can you tell me?

A1: At a meeting held on March 12-13, 2025, the Board of Trustees of the Acquired Fund unanimously approved the reorganization of the Acquired Fund into an ETF (the “Reorganization”). The Reorganization is subject to approval by Acquired Fund shareholders (“Acquired Fund Shareholders”). The Acquiring Fund will be named Eaton Vance Mortgage Opportunities ETF and will be traded on the New York Stock Exchange (“NYSE”). Subject to approval by Acquired Fund Shareholders, the Reorganization is anticipated to occur on or about August 1, 2025 (the “Closing Date”).

If the Reorganization is approved by shareholders, on the Closing Date shareholders who own shares of the Acquired Fund through a brokerage account that can accept shares of an ETF will receive shares of the Acquiring Fund with an aggregate net asset value (“NAV”) equal to the aggregate NAV of their Acquired Fund shares held immediately prior to the Reorganization, except with respect to cash received. Shares of the Acquiring Fund will not be issued in fractional shares, so cash will be paid to some Acquired Fund Shareholders in lieu of the fractional shares and such cash payment may be taxable.

If shareholders do not hold shares of the Acquired Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, they will not receive shares of the Acquiring Fund. Instead, their investment will be liquidated. They will receive cash, which will be equal in value to the aggregate NAV of their Acquired Fund shares calculated as of the Closing Date of the Reorganization. The liquidation of the investment and return of cash may be taxable. If shareholders hold shares of the Acquired Fund through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, the shareholders may need to redeem their shares prior to the Reorganization or, if applicable, their financial intermediary may transfer their investment in the Acquired Fund to a different investment option prior to the Reorganization. If shareholders hold shares of the Acquired Fund through an IRA directly with the Acquired Fund at its transfer agent, SS&C Global Investor and Distribution Solutions, Inc., and the shareholders do not take action prior to the Reorganization, such shares of the Acquired Fund will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust.

Q2: How will the Acquired Fund change post-conversion?

A2: A summary of certain changes for the Acquired Fund is below. On March 14, 2025, a portfolio manager was added to the portfolio management team for the Acquired Fund.

Fund Changes	Acquired Fund	Acquiring Fund
Fund Name	Morgan Stanley Mortgage Securities Trust	Eaton Vance Mortgage Opportunities ETF
Total Net Expense Ratio	I Share: 0.70% A Share: 1.00% L Share: 1.30% C Share: 1.80% R6 Share: 0.65%	Unitary Fee: 0.45%
Portfolio Managers	Gregory Finck Matthew Buckley Andrew Szczurowski, CFA*	Gregory Finck Matthew Buckley Andrew Szczurowski, CFA Brandon Matsui, CFA

*Began managing the Acquired Fund on March 14, 2025.

Q3: Why is the Reorganization being proposed?

A3: Morgan Stanley Investment Management Inc. (“MSIM”) anticipates certain benefits associated with the ETF structure, which it believes will better serve the interests of shareholders, including anticipated lower gross and net expenses as well as additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Q4: Are the fees and expenses of the Acquiring Fund (ETF) expected to be lower than the fees and expenses of the Acquired Fund?

A4: Yes. The Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears substantially all operating expenses of the Fund, subject to certain exceptions. Following the Reorganization, the Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of the Acquired Fund, notwithstanding that, above certain asset levels, the contractual management fee rate for the Acquiring Fund is higher than that of the Acquired Fund. During the current fiscal year, the Acquired Fund’s assets have not exceeded any such asset level.

Under the unitary fee structure, MSIM will pay substantially all expenses of the Acquiring Fund (including expenses of the Morgan Stanley ETF Trust relating to the Acquiring Fund), except for the distribution fees, if any, brokerage expenses, acquired fund fees and expenses, taxes, interest, litigation expenses, and other extraordinary expenses, including the costs of proxies, not incurred in the ordinary course of the Acquiring Fund’s business.

Q5: Are there other benefits that shareholders will experience?

A5: Yes. Shareholders of the Acquiring Fund will also benefit from additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency.

•	Additional Trading Flexibility: Acquired Fund Shareholders can only purchase or redeem Acquired Fund shares at an end of trading day price. This NAV is calculated once per business day. Shareholders of the Acquiring Fund, however, will have additional trading flexibility by being able to purchase and sell Acquiring Fund shares throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund’s NAV per share. This intraday liquidity will give Acquired Fund Shareholders the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund’s NAV.

•	Increased Transparency: Currently, the Acquired Fund only provides periodic disclosure of its complete portfolio holdings. The Acquiring Fund will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Fund, will be found on the Acquiring Fund’s website at www.eatonvance.com.

•	Potential for Enhanced Tax Efficiency: Current Acquired Fund Shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Fund will effect some or all of its creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

Q6: Will the Reorganization affect the way investments are managed?

A6: The Reorganization is not expected to affect the way the Acquired Fund’s investments are managed. The Acquired Fund and the Acquiring Fund have identical investment objectives and principal investment strategies. There are several important differences between the Acquired Fund and the Acquiring Fund with respect to their principal risks due to the ETF structure, as will be described in the combined Proxy Statement and Prospectus. In addition, the Acquired Fund and the Acquiring Fund have substantially similar fundamental investment policies. However, the Acquired Fund’s investment objective is “fundamental” (i.e., it may not be changed without shareholder approval) whereas the Acquiring Fund’s investment objective may be changed without shareholder approval with notice to shareholders.

MSIM is the investment adviser to each of the Acquired Fund and Acquiring Fund. As noted above, the same individuals currently responsible for the day-to-day portfolio management of the Acquired Fund will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager. On March 14, 2025, a portfolio manager was added to the portfolio management team for the Acquired Fund. The Acquiring Fund is a newly-created series of Morgan Stanley ETF Trust and will not commence operations until the consummation of the Reorganization.

Q7: Will the Reorganization result in any portfolio manager changes?

A7: The same individuals responsible for the day-to-day portfolio management of the Acquired Fund will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager. On March 14, 2025, a portfolio manager was added to the portfolio management team for the Acquired Fund.

Q8: Will the Reorganization result in any federal tax liability to shareholders?

A8: The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes. If the Reorganization qualifies for tax-free treatment, Acquired Fund Shareholders generally will not recognize a taxable gain (or loss) for U.S. federal income tax purposes as a result of the Reorganization (except with respect to cash received or with respect to investors whose shares are redeemed prior to the Reorganization, as explained herein). Shares of the Acquiring Fund will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund shares, which cash payment may be taxable. Capital gains from holdings sold by the Acquired Fund prior to the Reorganization may be distributed either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization.

Different tax considerations apply to Acquired Fund Shareholders if they hold their Acquired Fund shares through a fund direct IRA and exchange their Acquired Fund shares for R Shares of Morgan Stanley U.S. Government Money Market Trust. Exchanges within an IRA will generally not result in the current recognition of a capital gain or loss for federal or state income tax purposes. With limited exceptions, distributions from a retirement plan account are taxable as ordinary income. In addition, as described above, Acquired Fund Shareholders may also experience tax consequences if their investment is liquidated and the cash value of their Acquired Fund shares is returned to them or if their Acquired Fund shares are transferred by their financial intermediary to a different investment option because they did not hold their shares of the Acquired Fund through a brokerage account that can accept shares of the Acquiring Fund on the Closing Date of the Reorganization. In some cases, the liquidation of their investment and return of cash, or the transfer of their investment, may be subject to tax. Acquired Fund Shareholders should consult their tax advisors.

In addition, if the Reorganization is approved by shareholders, the Acquired Fund will incur transaction costs during the period prior to and in connection with the Reorganization with respect to any redemptions of Acquired Fund Shareholders. To fund the redemption transactions, the Acquired Fund may have to sell securities. These transactions may also result in net realized capital gains to the Acquired Fund, which may result in taxable distributions to shareholders either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization.

Q9: How will the Reorganization affect Acquired Fund Shareholders?

A9: In order to receive Acquiring Fund shares as part of the Reorganization, shareholders must hold their Acquired Fund shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If shareholders hold Acquired Fund shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, they will automatically become shareholders of the Acquiring Fund.

If the Reorganization is approved and shareholders desire to hold Acquiring Fund shares, it is important for them to determine that they hold their Acquired Fund shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization.

Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund.

Q10: How is this proposed change being communicated to Acquired Fund Shareholders?

A: At this time, the Acquired Fund’s summary prospectus, prospectus and statement of additional information have been supplemented. Additionally, Acquired Fund Shareholders of record as of April 10, 2025 will receive a combined Proxy Statement and Prospectus that contains important details regarding the Reorganization in advance of the Special Meeting of Shareholders, where shareholders of the Acquired Fund will vote on the Reorganization.

Q11: What if Acquired Fund Shareholders do not want to own Acquiring Fund shares?

A: If Acquired Fund Shareholders do not want to (or cannot) receive Acquiring Fund shares in connection with the Reorganization, they can exchange their Acquired Fund shares for shares of another Morgan Stanley mutual fund that is not participating in the Reorganization or redeem their Acquired Fund shares. Prior to doing so, however, they should consider the tax consequences associated with either action. The last date to redeem or exchange shares into another Morgan Stanley mutual fund prior to the Reorganization is the second business day immediately preceding the Closing Date (and the Closing Date is anticipated to be on or about August 1, 2025).

Q12: Will Acquired Fund Shareholders be able to trade the Acquiring Fund immediately after the Acquiring Fund commences operations?

A12: If the Reorganization is approved, shares of the Acquiring Fund will be listed for trading on the NYSE and available for trading at market open on launch date. As soon an Acquired Fund shareholder’s broker dealer processes the conversion event on launch date, their Acquiring Fund shares should be available in their account to trade.

Q13: What will happen to the Acquired Fund’s performance track record?

A13: Upon the closing of the Reorganization, the full performance track record of the Acquired Fund will transfer to the Acquiring Fund.

Q14: What is the anticipated timeline for this Reorganization?

A14: A summary of anticipated timeline for the Reorganization is outlined below:

Approval by the Boards of Trustees of the Acquired Fund and Acquiring Fund	March 12-13, 2025
Filing of the Initial Combined Proxy Statement and Prospectus	March 14, 2025
Record Date	April 10, 2025
Effective Date of the Combined Proxy Statement and Prospectus	April 14, 2025
Approximate Date of Combined Proxy Statement and Prospectus Mailing	On or about April 22, 2025
Date of Shareholder Meeting	June 5, 2025, as may be Postponed or Adjourned
Date of Soft Close of Acquired Fund to New Investors and Waiver of (i) Sales Charge on Class A Shares of the Acquired Fund; (ii) CDSC on Class A and Class C Shares of the Acquired Fund; (iii) 12b-1 Fees for Any Applicable Share Class of the Acquired Fund; and (iv) Any Finder’s Fee Payments Applicable to Any Class of Shares of the Acquired Fund	On or about July 1, 2025
Final Date to Purchase Acquired Fund Shares or Exchange Shares of Another Morgan Stanley Mutual Fund for Acquired Fund Shares	On or about July 30, 2025
Final Date to Redeem Acquired Fund Shares or Exchange Acquired Fund Shares for Shares of Another Morgan Stanley Mutual Fund	On or about July 30, 2025
Closing Date	On or about August 1, 2025
Acquiring Fund Begins Trading	On or about August 4, 2025

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In connection with the Reorganization discussed herein, a combined Proxy Statement and Prospectus will be included in a registration statement on Form N-14 that will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Acquired Fund Shareholders until the registration statement is effective. Investors are urged to carefully read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization and Acquiring Fund. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the Funds at 1585 Broadway, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 1585 Broadway, New York, NY 10036, is the distributor of Acquired Fund Shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund shares.